                              PEPPER HAMILTON LLP

                                                                Robert B. Murphy
                                                       direct dial: 202.220.1454
                                                           murphyr@pepperlaw.com

                                  June 17, 2005

VIA EDGAR

Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                 Re: VASCO Data Security International, Inc.
                     Form S-3 filed April 29, 2005
                     Registration No. 333-124458

                     Form 10-K filed March 31, 2005
                     File No. 0-24389

Dear Mr. Shuman:

          On behalf of VASCO Data Security International, Inc. (the "Company"),
we are hereby responding to comments by the staff (the "Staff") of the Division of Corporation Finance contained in your letter dated May 26, 2005 (the "Comment
Letter"), in connection with the above-captioned registration statement (the
"Registration Statement") and annual report (the "Form 10-K"). For the convenience of reference, each of the Staff's comments are reproduced below under the Staff's topics headings followed in each case by the related Company response.

FORM S-3
GENERAL

     1.   We note that you have just filed an amended Form 8-K that includes a signed opinion of the auditors. But that Form 8-K amendment was not filed within 71 days after the date of the initial Form 8-K announcing the acquisition was required. Please provide your analysis concerning the effect of your apparent failure to file the BERK Accountants'
          report on a timely basis. Why do you

Mark P. Shuman
June 17, 2005

          believe you comply with Instruction A(3)(b) to Form S-3, which requires timely filing of all required Exchange Act reports for the prior twelve calendar months prior to the filing of your registration statement.

     RESPONSE:

          The Company was proceeding under the belief that the Form 8-K/A filing that it made on April 20, 2005 was complete in all respects. The
          Company handled the Form 8-K/A filing with its financial printer who
          Edgarized and transmitted the filing. It appears from our review of the circumstances surrounding the transmission of the filing that the individual file containing the single page opinion was inadvertently dropped from the version of the filing sent to the printer. The
          Company was unaware of this until the Staff brought it to our attention in a phone call with the undersigned regarding the Staff's review of the Registration Statement. Upon confirmation of the dropped file, the Company promptly filed an additional Form 8-K/A, including a currently dated accountant's consent, with the signed opinion. Its instructive to note that a dated accountant's consent referencing the opinion was filed with the original Form 8-K/A demonstrating the good faith effort by the Company to meet its filing obligations and preserve its Form S-3 eligibility.

          The Company believes that the inadvertent dropping of the opinion File did not negatively affect the public interest nor the protection of investors and should not disqualify its eligibility for using Form
          S-3. In this regard, the audited financial statements and accountant's consent were timely filed and provided the investing public with the material information upon which they could make informed investment decisions. Further, the inadvertent dropping of the opinion itself would not constitute a "material" omission under the concept of materiality presented by the Supreme Court in TSC Industries Inc. v.
          Northway Inc., 426 U.S. 438 (1976), where in the Court stated that an omitted fact is material if it would have assumed actual significance in a reasonable person's deliberations.

          The Company respectively submits that disqualifying it from eligibility to use Form S-3 would amount to a severe penalty for the inadvertent dropping of the opinion page and would impose a severe hardship on the Company.

Mark P. Shuman
June 17, 2005

ACCOUNTING
GENERAL

     2.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

     RESPONSE:

          The Company will comply with the updating requirements of Rule 3-12 of
          Regulation S-X in connection with any further amendments to the
          Registration Statement.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A) OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGES 26 TO 27

     3.   Supplementally explain how you considered SEC Release 33-8350 in determining whether or not a discussion of the Company's revenue recognition policy as a critical accounting policy was necessary.
          Please keep in mind that your critical accounting policies and estimates discussion should serve as a supplement to the financial statement footnotes and describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. They should also provide quantitative as well as qualitative information when information is reasonably available.

     RESPONSE:

          Management does not believe that a discussion of the revenue recognition policy is needed to satisfy any of the three principal objectives of SEC Release 33-8350. Management's thoughts relative to the three objectives are as follows:

          a.   "...enables investors to see the company through the eyes of management": The vast majority of our revenue, over 92% in 2004, is generated from the shipment of security hardware ("Tokens")
               and there is little judgment involved in applying our policy. The
               Company's policies are generally consistent with other companies whose revenues are derived from the

Mark P. Shuman
June 17, 2005

               shipment of product (i.e., revenue recognized when product is shipped, title passes to buyer, and the Company has fulfilled all of its performance obligations). The key component that is viewed
               "through the eyes of management" is related to establishing proper internal controls related to ensuring proper cutoffs, which controls are discussed in Items 9 and 9A of the Form 10-K.

               The other aspect of revenue recognition that may be viewed
               "through the eyes of management" relates to multiple element arrangements, however, such transactions are not significant in total and accordingly, are not a focus of management in directing the business day-to-day. As discussed, the token component of such agreements is the most significant component of the
               transaction. See the answers to question 7 below, which discusses the significances of revenues by type of revenue, and question 9 below related to multiple element arrangements.

          b.   "... to enhance the overall financial disclosure and provide the context within which financial information should be analyzed":
               Disclosure of revenue recognition polices for areas other than the shipment of product, which may be less consistent among company's filing annual reports on Form 10-K, are included in the footnotes to the financial statements. Also, since there are no critical accounting estimates involved with the revenue
               recognition policy, there is nothing for the investor to consider within the context of analyzing the financial information.

          c.   "...to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance": This section does not apply as the revenue recognition policy does not result in any material variability in the Company's earnings and cash flow. Even though the Company has a growing distributor/reseller network, those distributors do not hold any material amount of inventory. The
               Company's experience with the distributor/reseller network is that there is a short time period between the order being placed and the resulting distributors/reseller sale to their customer.
               We believe that the period is and will continue to be short as sales to distributors/resellers are final, with title passing to the distributor/reseller upon shipment, invoices being payable by the reseller in 30 days, and with no right of return.

Mark P. Shuman
June 17, 2005

     4.   We note that you provide warranty and volume purchase discounts to customers. Supplementally explain how you considered the guidance in
          SEC Release 33-8098 to include a discussion of the methodology and assumptions underlying these estimates, the effect the accounting estimates have on the company's financial presentation, and the effect of changes in the estimates.

     RESPONSE:

          Neither warranty or volume purchase discounts involve assumptions that are "highly uncertain", as defined within SEC Release 33-8098, at the time of estimation. A discussion of each follows:

          a.   Warranty claims are monitored to determine the proper level of reserve needed. Given that our Tokens contain only a few
               components and the manufacturing is done on a contract basis with companies that produce high-quality electronic goods in large quantities, the Company has historically experienced minimal actual claims over the warranty period.

          b.   There is no estimate involved with volume purchase discounts. The
               Company negotiates specific prices for large orders that consider the quantity being purchased (described as a "volume-purchase discount" as generally the Company is willing to accept a lower per-unit price for higher quantities). The resulting purchase is for a fixed price and is supported by a firm, binding purchase order or contract wherein the contracted quantities are to be delivered over a specific period of time, which is generally less than 12 months.

ITEM 9A. CONTROLS AND PROCEDURES, PAGES 30-31

     5.   Your conclusion that the disclosure controls and procedures were effective to ensure that "material information relating to the company and its consolidated subsidiaries would be made known to them on a timely basis" addresses matters that are narrower in scope than the definition of "disclosure controls and procedures" in Rule
          13[a]-15(e). In your response letter, tell us whether you the conclusions concerning effectiveness were reached with respect to
          "disclosure controls and procedures" as defined in the referenced rule. In future filings, please ensure the conclusion concerning effectiveness conforms to the applicable definition. Also, clarify that the conclusion as to effectiveness is provided as of the end of the applicable financial statement period.

Mark P. Shuman
June 17, 2005

     RESPONSE:

          The Company's management evaluated, with the participation of its principal executive and principal financial officers, the
          effectiveness of its disclosure controls and procedures as of the end of the period covered by the Form 10-K and concluded that its disclosure controls and procedures were effective to ensure that all information required to be disclosed in its reports filed with the
          Commission was recorded, processed, summarized and reported within the time period specified. In future filings, the Company will ensure that its conclusions in this regard conform with Rule 13a-15.

CHANGES IN INTERNAL CONTROLS

     6.   You indicate that there were no "significant" changes in internal controls during the quarter ended 2004. Please refer to Item 308(c) of
          Regulation S-K and note that you are required to report any changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect Vasco's internal controls over financial reporting. Please advise in this respect, and confirm that you will consider this comment in the preparation of future periodic reports.

     RESPONSE:

          There were no changes in the Company's internal controls over financial reporting identified in connection with its evaluation required by Rule 13a-15(d) during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. In future filings, the
          Company will ensure that its disclosures in this regard conform with
          Item 308(c).

FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF OPERATION, PAGE F-4

     7.   Supplementally explain how you considered the requirements of Rule
          5-03(b)(1) and (2) of Regulation S-X to disclose product and service revenues and their respective costs separately.

Mark P. Shuman
June 17, 2005

     RESPONSE:

          The primary source of revenue is from the sale of Tokens. The secondary and tertiary sources of revenue are from the sale of software and services, respectively.

          The breakdown of revenues between the three categories in 2004 was approximately $27.7 million or 92.5% from the sale of Tokens, $1.5 million or 4.8% from the licensing of software, and $0.8 million or
          2.6% from services and other sources of revenue. In 2003, the breakdown was 93% tokens, 4% software and 3% services/other. Software and service revenues, each being less than the 10%, are combined with
          Token revenue as permitted under Rule 5-03(b)(1) and (2).

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGES F-8 TO F-11
REVENUE RECOGNITION, PAGES F-8

     8.   We note your disclosures regarding your revenue streams such as license fees, support agreements and consulting and education services. Tell us whether you recognize revenue pursuant to SOP 97-2 or SAB 104 and supplementally explain how you apply such guidance to each of your revenue streams.

     RESPONSE:

          Depending on the terms of the arrangements, VASCO recognizes revenue in accordance with either SOP 97-2 or SAB 104 when there is persuasive evidence that an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. For transactions that include a software license, the Company records revenue in accordance with SOP 97-2. These criteria are applied to each revenue stream, whether as a single element or multiple-element arrangement and adherence to them is recorded and supported for each revenue transaction individually, as indicated below. Multiple element arrangements are discussed further in the Company's response to question number 9 below.

          Persuasive Evidence That an Arrangement Exists

          a.   Tokens and License Fees: our customary practice is that an arrangement exists if it is documented by a signed contract or purchase order from the customer.

Mark P. Shuman
June 17, 2005

          b.   Support Agreements: arrangement exists is documented by a signed contract or purchase order from the customer.

          c.   Consulting and Education Services: arrangement is documented by a signed contract or purchase order.

          Delivery Has Occurred

          a.   Tokens and License Fees: VASCO ships all of its Tokens
               "Ex-Works", where risk of ownership passes to the buyer upon shipment from VASCO. This is evidenced by a shipping receipt document from the shipper. The delivery of software is evidenced either by a shipping document or the granting of a user license via our website.

          b.   Support Agreements: customer is notified that the support
               agreement is in place as evidenced by an electronic certificate.

          b.   Consulting and Education Services: evidenced by physically providing the contracted service.

          Vendor's Fee is Fixed or Determinable

          a.   Tokens and License Fees: all fees are initially based upon a price list. Final pricing is evidenced by a signed contract or purchase order.

          b.   Support Agreements: fees are based on a percentage of the
               software license price. Vendor specific objective evidence of fair value for support agreements is described in response to comment number 9 below.

          c.   Consulting and Education Services: fees are quoted from a price list and are usually negotiated. A signed contract or purchase order are evidence of a mutually agreed to price. Revenue from consulting or educational services is insignificant.

          Collectibility is Probable

          The ability for a customer to make payment is assessed for each contract or purchase order accepted by VASCO. VASCO will recognize revenue only if payment is expected to be made.

Mark P. Shuman
June 17, 2005

     9.   Supplementally tell us if Company enters into multi-element arrangements. If so, tell us how you account for each element of the arrangement. Tell us how you determine VSOE or fair value in the arrangement and explain how you considered paragraph 10 of SOP 97-2 and EITF 00-21, as applicable, in your accounting for multiple element arrangements.

     RESPONSE:

          VASCO does enter into arrangements to provide multiple products;
          security hardware (commonly referred to as Tokens), software, support agreements (post-contract customer support or "PCS") and consulting services. VASCO allocates fees to the various elements of the arrangements based on the estimated fair value of each component as required by SOP 97-2 and EITF 00-21. The fair value for each element is based on the price charged when that element is sold separately, price lists, renewal rates and other methods. The estimated fair value of undelivered elements is deferred and recorded as revenue when services are performed or products are delivered.

          The majority of VASCO's multiple element arrangements involve the selling of tokens, software and PCS. Tokens are sold separately and their price is based on standard price lists or based upon specific negotiated prices if the quantities being sold are greater than those included on the price list. Software can also be sold separately, as in the case of a customer purchasing additional user licenses.
          Software fees are established from standard price lists. VASCO provides PCS as technical support and software upgrades (on a "when and if available" basis) to customers. PCS is optional and can be sold separately, such as the renewal of software technical support. Pricing for a renewal of a PCS is based on an established percentage of the user license fee attributable to the specific software and is applied consistently to all PCS arrangements. When discounts are given in a multiple element arrangement, a proportionate amount of the discount is applied to each element based on each element's fair value without regard to the discount.

     10.  We note that you disclose your standard warranty policy on authenticators on page F-11. Supplementally tell us if you offer any other contingencies such as rights of return, cancellation clauses, condition of acceptance, price protection, etc. and the accounting treatments for those contingencies. Describe significant assumptions, material changes and reasonably likely uncertainties. Also, tell us how you considered paragraph 6 of SFAS 48, as applicable.

Mark P. Shuman
June 17, 2005

     RESPONSE:

          There are no other material contingencies associated with the sale of the Company's products. VASCO does not offer the right to return its products except under the standard warranty provision. Given the nature of the Company's products, customers generally determine whether the functionality of our products meet their needs prior to purchasing. Once satisfied, a binding contract or purchase order is given to VASCO. There is no need for a right to return the product.
          While paragraph 6 of SFAS 48 is applicable to VASCO, because there is no right of return, no accrual is necessary at this time.

          VASCO also does not offer any cancellation clauses nor do we offer price protection. Conditions of acceptance are not applicable because a potential customer reviews VASCO's product functionality during a demo process. This process precedes the actual sale and revenue recognition. If during this demo process a potential customer determines that VASCO's solution does not meet their specific needs, there is no current or future sale.

     11.  We note from your disclosure on page 4 that you sell your products through distributors and resellers. Clarify if your revenue recognition policies differ when your arrangements are sold through resellers. In this regard, clarify whether your recognize revenue when sold to your resellers or only when delivered to the end-users. Tell us if your resellers have return rights or other rights and warranties. Also, advise how much revenue has been recognized from sales by resellers in each of the periods presented.

     RESPONSE:

          The Company's revenue recognition, return goods, warranty and all other policies are the same for sales to distributors and resellers as they are for direct customers. Revenues are recorded when shipment is made, title transfers and the performance obligations of the Company are completed.

          Distributors and resellers are trained by the Company to help ensure that their sales process to their customers can be executed effectively. As a result, the Company generally only receives firm purchase orders from the distributors/resellers when they have completed the demo process with their customers and have received a firm purchase order from the final end user. The

Mark P. Shuman
June 17, 2005

          distributor/reseller is fully responsible, with no recourse to the
          Company, for the price to charge for sales of the product, setting its own policies with regards to return goods and collecting payments for any goods sold.

          It should also be noted that once a distributor/reseller has identified an opportunity for a large sale, the Company can provide assistance during the demo phase to help ensure that the product delivered will meet the end customer's needs.

          As a result of the accounting and contractual processes being the same for distributors/resellers and direct customers, as well as the potential collaboration between the Company and distributors/resellers for large sales, we do not segregate sales to distributors/resellers from sales to end users made directly by the Company.

     12.  We note your disclosure in MD&A that you offer volume purchase discounts to customers. Supplementally explain the terms and conditions of your volume purchase discounts and tell us how you considered EITF 01-09 in accounting for such offers.

     RESPONSE:

          The volume purchase discounts the Company references in its financial statements reflect the result of specific negotiations of contract terms for large-volume sales of Tokens. Price lists generally address orders of a size that are commonly sold through the
          distribution/reseller channel. When orders exceed those normal transactions sizes, the prices for the product are subject to specific negotiation. As a result, the terms of each contract for large volumes are specifically negotiated. Those contracts are for a specific quantity at a specific price and do not include variable pricing provisions.

          The price that the Company is willing to accept for these large orders is less than what it is willing to accept for smaller orders. To explain this concept to investors, the Company has used the term
          "volume purchase discounts." Such discounts are reflected as a reduction in sales price as required by EITF 01-09.

NOTE 12:  DISCONTINUED OPERATIONS, PAGE F-20

Mark P. Shuman
June 17, 2005

     13.  We note that you refer to an independent valuation to determine the fair value of the promissory note and convertible preferred stock received from SSI. When you refer to an independent valuation, you should disclose the name of expert and include the expert's consent with the filing. Refer to Section 436(b) of Regulation C.
          Alternatively, you may remove this reference.

     RESPONSE:

          Given the complexity of its sale of the VACMAN Enterprise line of business, the Company engaged an outside third party to assist in the determination of the value of consideration received from the sale.
          That valuation did not constitute a fairness opinion and, as a result, the contract with the valuation firm prohibits the public disclosure of their name. The Company is, however, permitted to disclose the valuation firm's name and provide a copy of the report to the SEC if so requested in writing. The Company will remove this reference in future filings.

     14.  We note that the VASCO's CEO & Chairman of the Board owns 19% of SSI.
          Tell us how you are accounting for the "note receivable and investment in SSI." In this regard, tell us if you are using an equity method to account for this investment and address how you considered the
          "significant influence" factor of APB 18 and EITF 02-14.

     RESPONSE:

          The accounting policy used relative to the investment in SSI is included in the footnotes to the financial statements on Form 10-K, page F-10. As a supplement to that footnote, the Company reduces the carrying value of the installment note due from SSI as payments are received. The Company will also reduce the investment in the preferred stock as cash dividends are received from SSI (see basis for valuation of the preferred stock in the answer to question number 15 below). As noted in the referenced footnote, the Company will reduce the investment, whether related to the installment note or in the preferred stock, if it becomes apparent that the value of the investment has been permanently impaired. The holding of the preferred stock may result in a gain in the future, and will be reviewed within the context of SFAS No. 115 as appropriate.

          The Company does not believe that it has the ability to exercise
          "significant influence" over the operating and financial policies of
          SSI. At the date of

Mark P. Shuman
June 17, 2005

          acquisition, the Company did not participate in SSI's policy-making process, did not have any material intercompany transactions with SSI nor was there any dependency, financial or otherwise, by SSI on the
          Company. Even though VASCO's CEO and Chairman of the Board may have owned 19% of SSI (less than the 20% at which level APB 18 indicates that there is a presumption of ability to exercise significant influence) as of the date of the sale of the of the VACMAN Enterprise line of business, that percentage has consistently declined each subsequent reporting period and was 7.7% as of December 31, 2004.
          Further, his ownership is expected to continue to decline
          substantially as SSI continues to execute its business plan. At the time of the sale, SSI was a start-up organization and planned to grow through acquisitions. Those acquisitions were to be and have been funded through the sale of stock to raise capital and the issuance of stock as part of the consideration paid for acquisitions. If SSI executes the transactions noted in Management's Discussion and
          Analysis included in its most recent filing on Form 10-KSB, Mr. Hunt's ownership position will be below 5%.

          A committee that was comprised of independent directors of the
          Company's Board oversaw the sale of the VACMAN Enterprise line of business. The Company's CEO was excluded from the process to avoid a conflict of interest. As a result, the Company's direct influence
          (i.e., excluding Mr. Hunt's investment and participation on the Board)
          is limited to its contractual rights under the sale agreement. Those rights only include the ability to recover assets pledged as security in the event of a default under the agreements, preference rights on liquidation and the right to vote its shares of preferred stock. The voting rights under the preferred stock would be currently equal to approximately 10% of SSI and declining as the transactions noted above are executed.

     15.  We also note that you recorded the sale of the Company's VACMAN enterprise business based on the fair value of the promissory note and preferred stock as determined by an independent valuation firm.
          Supplementally explain the assumptions used in determining the fair value of SSI's convertible preferred shares to be $600,000. In this regard, we note that the preferred stock is convertible into 2.0 million shares of SSI's common stock, which had a trading price of approximately $2.00 per share when the transaction took place. Please explain.

     RESPONSE:

Mark P. Shuman
June 17, 2005

          At the time of the transaction, the Company did not consider the common stock price to be a reasonable indication of the fair value of the preferred stock received. Accordingly, the Company used an independent valuation firm to estimate the fair value of SSI's convertible preferred stock. The valuation firm and the Company took into consideration that SSI was a start-up company, there was limited trading volume in the common stock and the preferred stock was not liquid. The conversion of the preferred stock was limited to 500,000 shares on the second anniversary date of its issuance, 500,000 shares on or after the third anniversary date and the remaining shares not previously converted on or after the fourth anniversary date.
          Therefore, the independent valuation firm used a discounted cash flow approach to valuing the preferred shares based upon the factors mentioned above, industry analysis, dividends to be paid on the preferred stock and SSI's financial forecast for a three-year period beginning on the acquisition date. This approach was deemed appropriate for a start-up company.

          Based on the analyses of the cash flows from the business, it appeared that the value per share, if converted to common stock, would be less than the currently traded price of the common stock. As a result, it was determined that the primary value of the preferred was represented by the discounted cash flow of the dividend payments. The dividend payments were discounted using a 20% discount rate.

NOTE 18: SUBSEQUENT EVENT - A.O.S. ACQUISITION, PAGE F-23

     16.  We note that you allocated $367,000 of the purchase price in the
          A.O.S. acquisition to customer purchase commitments and $6 million to goodwill. Supplementally explain how you determined that there were no other intangibles such as customer relationships acquired in this transaction and tell us how you considered EITF 02-17 in your analysis.

     RESPONSE:

          A little background on A.O.S. may be helpful in putting the following comments into perspective. A.O.S. was formed in late 2002 through the merger of two firms that had strength in the engineering discipline.
          The majority of the work performed by A.O.S. and its predecessor companies was contract engineering. As a result, A.O.S. did not own the intellectual property they developed under

Mark P. Shuman
June 17, 2005

          contract with others and did not have a product line that would generate significant recurring revenue from its customer base. The primary asset acquired, as viewed by the Company, was the value of its assembled workforce (i.e., the engineering talent needed to expand the
          Company's smart-card reader product line and respond to its existing customers' requests for engineering changes on a timely basis).

          While it should be noted that the Company did indicate in its filings that the allocation of the purchase price was preliminary, the Company does believe that there will be no other material assets identified.
          The Company reviewed each of the components identified in EITF 02-17 and SFAS No. 141 for applicability to the A.O.S. transaction and its preliminary conclusions are as follows:

          a.   Customer Lists: No value was assigned to customer lists as:

               o    The Company has no intent or past practice of marketing,
                    leasing, selling or renting its customer lists.

               o    Since most of A.O.S.'s customers were banks and other
                    well-known financial institutions, the customer list would have little or no standalone value.

               o    Given the size of A.O.S., its date of formation, and the
                    nature of its business, the number of customers served was small.

          b.   Order Backlog: Value was assigned to the order backlog as noted
               in the question above.

          c.   Customer relationships: A.O.S. did establish relationships with its customers through contracts in the form of firm purchase orders, which were included in the order backlog above. The value of the relationship beyond the contract was not deemed to be significant for the following reasons:

               o    Products produced by A.O.S. are used with specific computer applications within its employee and /or customer base.
                    Those applications have a defined number of users and the
                    amount of future orders and the value of such orders is
                    undeterminable as it is dependent on a number of factors
                    that are not available to the Company (e.g., percentage of existing customer's existing clients using the application that already have devices, the customer's plan to provide
                    the devices to others using the application

Mark P. Shuman
June 17, 2005

                    that were not part of the original distribution, the
                    customer's plans to extend or roll out the product to other applications, the customer's plans to introduce/change the application's technology that would affect the current
                    install base, which may increase the need for new product or replace existing product with a competitive technology).

               o    One customer had been responsible for the majority of the
                    A.O.S.'s revenue in each of the prior two years. That
                    customer, however, has a history of using multiple vendors and had indicated to A.O.S. that they had requested a
                    proposal for comparable product from a competitor. In
                    addition to the competitor from which a proposal was
                    requested, there are a number of other competitors (e.g.,
                    RSA Securities, ActivCard, SCM Microsystems, Xiring) that
                    may compete for the customer's future business.

          In addition to the items identified in EITF 02-17, the Company carefully reviewed, along with counsel, the intellectual property that was included in the transaction and concluded that there were no significant intangible assets included in the transaction. The Company also reviewed other contracts it was acquiring with the business
          (primarily an operating lease and a third-party manufacturing contract) and concluded that none of the contracts were materially different from current market prices.

                                      * * *

          We would be pleased to discuss the foregoing responses with the Staff if that would be helpful in its review. Please feel free to contact the undersigned at 202-220-1454 in this regard.

                                         Very truly yours,

                                         Robert B. Murphy

Cc: Mr. Clifford Bown
    VASCO Data Security International, Inc.